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                              March 14, 2024

       Enrique L  pez Lecube
       Chief Financial Officer
       Bioceres Crop Solutions Corp.
       Ocampo 210 bis, Predio CCT, Rosario
       Province of Santa Fe, Argentina

                                                        Re: Bioceres Crop
Solutions Corp.
                                                            Form 20-F for
Fiscal Year Ended June 30, 2023
                                                            Response Letter
Dated March 1, 2024
                                                            File No. 001-38836

       Dear Enrique L  pez Lecube:

              We have reviewed your March 1, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 1, 2024 letter.

       Form 20-F for Fiscal Year Ended June 30, 2023

       Item 5. Operating and Financial Review and Prospects
       B. Liquidity and Capital Resources, page 77

   1. We note your response to comment 3. We note your statement that the limitations on your
                                                        Argentine subsidiaries
ability to make payments on foreign indebtedness discussed are not total restrictions.
Please provide a robust discussion of how the Argentine subsidiaries are able to meet their
foreign debt obligations in light of the discussed limitations, the amount of foreign debt, and
the amount of cash and cash equivalents either disaggregated by geography or by
currency denomination or provide us with a detailed explanation as to why this additional
information is not useful to investors. Refer to Item 303(b)(1)(i) of
                                                        Regulation S-K and
Section 501.13 of the Financial Reporting Codification (i.e., Release
                                                        33-8350, Section IV)
for guidance.
 Enrique L  pez Lecube
FirstName  LastNameEnrique
Bioceres Crop Solutions Corp.L  pez Lecube
Comapany
March      NameBioceres Crop Solutions Corp.
       14, 2024
March2 14, 2024 Page 2
Page
FirstName LastName
2. Accounting Standards and Basis of Preparation
Functional currency and presentation currency, page F-14

2. We note your response to comment 6, including the draft disclosures you intend to provide in your fiscal year 2024 Form 20-F. Please expand your draft disclosures to provide a more comprehensive, company specific explanation of the facts and circumstances, including the time period these facts and circumstances occurred, that led
         management to re-evaluate the Argentine entities    functional
currency. Refer to IAS
         21.54 for guidance.
4. Summary of Significant Accounting Policies
4.18 Revenue Recognition, page F-30

3. As previously requested in comment 7, please disclose the significant payment terms in accordance with IFRS 15.117 and IFRS 15.119(b). In this regard, stating that invoices are issued with the usual payment terms for each geographical region does not provide investors with an understanding of the timing of cash flows arising from contracts with customers, as required by IFRS 15.110. In this regard, we note that as of December 31,
         2023, the trade receivables balance of $199.7 million exceeds the $140.3 million of revenues recognized during the second quarter of fiscal year 2024.
6. Acquisitions and Other Significant Transactions
Syngenta Seedcare Agreement, page F-34

4. We note your response to comment 8. Please provide us with your analysis of the facts and circumstances that supports your conclusion that the license for intellectual property rights is distinct from the other promised goods and services. In this regard, we note your statement that the manufacturing and sale of products and the R&D services are dependent on the license. Refer to IFRS 15.B52 through B56. To the extent that the facts and circumstances do not support a conclusion that the license is distinct, provide us with your analysis regarding whether the license is the predominant item to which the royalties relate. Refer to IFRS 15.B63A.
5. Please provide us with the disclosures you intend to provide for the life of this agreement detailing the material terms, including your obligations under the agreements, your accounting for the agreements, the critical accounting estimates, and the impact to your consolidated financial statements for the periods presented.
9. Taxation, page F-58

6. We note your response to comment 9 and that you intend to disclose that the beginning amount for the effective tax rate reconciliation is based on the weighted average tax rate applicable to profits. Please expand your intended disclosures to provide the calculation of this amount. In this regard, the rates applied to earnings before income tax subtotal varies significantly for each period presented and is not clearly linked to any of the
 Enrique L  pez Lecube
Bioceres Crop Solutions Corp.
March 14, 2024
Page 3
         statutory tax rates disclosed for the countries in which you are generating profits or loss.
         Please provide us with those calculations you intend to provide supporting the disclosed tax at the applicable tax rate in accordance with IAS 12.81(c). Please confirm that you will also provide a comprehensive explanation in MD&A for the material factors impacting the amount of income tax benefit (expense) recognized for each period presented including quantification of those factors.
       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.



                                                                Sincerely,
FirstName LastNameEnrique L  pez Lecube
                                                                Division of
Corporation Finance
Comapany NameBioceres Crop Solutions Corp.
                                                                Office of
Industrial Applications and
March 14, 2024 Page 3                                           Services
FirstName LastName